UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009
Commission File Number 1-14542
ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
(Translation of registrant’s name into English)
Room B 7/Fl., No.132, Sec. 3
Min-Sheng East Road, Taipei, 105, Taiwan
Republic of China

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     Attached hereto as exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6 and incorporated by reference herein are the Notice of and Proxy Statement for the 2009 Annual General Meeting and the Proxy Card for the 2009 Annual General Meeting, as well as press releases issued by the registrant on August 18, 2009, September 23, 2009, September 29, 2009 and October 28, 2009.

Exhibit 99.1	Notice of and Proxy Statement for Annual General Meeting of Shareholders held on September 29, 2009.

Exhibit 99.2	Proxy Card for Annual General Meeting of Shareholders held on September 29, 2009.

Exhibit 99.3	Press Release, dated August 18, 2009, announcing the record date for the 2009 annual general meeting of the shareholders.

Exhibit 99.4	Press Release, dated September 23, 2009, providing further notice of the 2009 annual general meeting of the shareholders.

Exhibit 99.5	Press Release, dated September 29, 2009, announcing certain unaudited financial and operating results in advance of the 2009 annual general meeting of the shareholders.

Exhibit 99.6	Press Release, dated October 28, 2009, reporting financial results for the six months ended June 30, 2009 and announcing the appointment of new CFO.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
By:	/s/ Yuan Chun Tang
	Name:	Yuan Chun Tang
	Title:	Chief Executive Officer

Date: November 19, 2009
Exhibit Index

Exhibit 99.1	Notice of and Proxy Statement for Annual General Meeting of Shareholders held on September 29, 2009.

Exhibit 99.2	Proxy Card for Annual General Meeting of Shareholders held on September 29, 2009.

Exhibit 99.3	Press Release, dated August 18, 2009, announcing the record date for the 2009 annual general meeting of the shareholders.

Exhibit 99.4	Press Release, dated September 23, 2009, providing further notice of the 2009 annual general meeting of the shareholders.

Exhibit 99.5	Press Release, dated September 29, 2009, announcing certain unaudited financial and operating results in advance of the 2009 annual general meeting of the shareholders.

Exhibit 99.6	Press Release, dated October 28, 2009, reporting financial results for the six months ended June 30, 2009 and announcing the appointment of new CFO.